Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Hong Kong Stock Exchange Stock Code: 857
Shanghai Stock Exchange Stock Code: 601857)
Results Announcement for the year ended December 31, 2010
(Summary of the 2010 Annual Report)
1 Important Notice
     1.1 The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.
     This announcement is a summary of the 2010 Annual Report. Investors should read the 2010 Annual Report carefully for more details. A full version of the 2010 Annual Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).
     1.2 The summary of the 2010 Annual Report has been approved at the twelfth meeting of the Fourth Session of the Board. All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the summary of the 2010 Annual Report.
     1.3 Mr Franco Bernabè, Independent Non-Executive Director of the Company, was absent from the twelfth meeting of the Fourth Session of the Board. Mr Bernabè authorised Mr Chee-Chen Tung, Independent Non-Executive Director of the Company, in writing to attend the meeting by proxy and to exercise his voting rights on his behalf.
     1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”). The financial statements of the Group for the year ended December 31, 2010, prepared in accordance with CAS and IFRS, have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, respectively, and both firms have issued unqualified opinions on the financial statements.

     1.5 No substantial shareholder of the Company has utilised the funds of the Company for non-operating purposes.
     1.6 Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements in the 2010 Annual Report.

2 Basic Information of the Company
     2.1 Basic Information of the Company

Stock name	PetroChina	PetroChina	PetroChina

Stock code	857	PTR	601857

Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc	Shanghai Stock Exchange
Legal representative of the Company	Jiang Jiemin

Registered address	World Tower, 16 Andelu, Dongcheng District, Beijing, PRC

Postal code	100011

Office address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC

Postal code	100007

Website	http://www.petrochina.com.cn

Email address	suxinliang@petrochina.com.cn

Newspaper for Information Disclosure	Please refer to China Securities Journal, Shanghai Securities News and Securities Times for A shares

Copies of Annual Report is available for Inspection at	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC
     2.2 Contact Persons of the Company and Means of Communication

	Vice President and Secretary to the Board of Directors	Representative on Securities Matters	Representative of the Hong Kong Representative Office

Name	Li Hualin	Liang Gang	Wei Fang

Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal code	100007

Telephone	86 (10) 5998 6223	86 (10) 5998 6959	(852) 2899 2010

Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390

Email address	suxinliang@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk
     2.3 Change of representative office and the principal place of business in Hong Kong
     The representative office and the principal place of business in Hong Kong of the Company has changed from Suite 3606, Tower 2, Lippo Centre, 89 Queensway, Hong Kong to Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong with immediate effect.

3 Summary of Financial Data and Financial Indicators
     3.1 Key Financial Data and Financial Indicators Prepared under IFRS

	Unit: RMB million
	For the year	For the year	Year-on-year	For the year
Items	2010	2009	change (%)	2008
Turnover	1,465,415	1,019,275	43.8	1,072,604
Profit attributable to owners of the Company	139,992	103,387	35.4	114,453
Net cash flows from operating activities	310,686	261,972	18.6	172,465
Basic earnings per share (RMB)	0.76	0.56	35.4	0.63
Diluted earnings per share (RMB)	0.76	0.56	35.4	0.63
Return on net assets (%)	14.9	12.2	2.7 percentage points	14.5
Net cash flows from operating activities per share (RMB)	1.70	1.43	18.6	0.94

	As at the end of	As at the end of	Year-on-year	As at the end of
Items	2010	2009	change (%)	2008
Total assets	1,656,487	1,450,288	14.2	1,196,235
Equity attributable to owners of the Company	938,926	847,223	10.8	790,910
Net assets per share attributable to owners of the Company (RMB)	5.13	4.63	10.8	4.32
     3.2 Key Financial Data and Financial Indicators Prepared under CAS
     3.2.1 Key financial data

	Unit: RMB million
	For the year	For the year	Year-on-year	For the year
Items	2010	2009	change (%)	2008
Operating income	1,465,415	1,019,275	43.8	1,072,604
Operating profit	193,086	144,765	33.4	149,520
Profit before taxation	189,194	139,767	35.4	161,284
Net profit attributable to equity holders of the Company	139,871	103,173	35.6	113,820
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	143,329	107,081	33.9	99,298
Net cash flows from operating activities	318,796	268,017	18.9	177,140

	For the year	For the year	Year-on-year	For the year
Items	2010	2009	change (%)	2008
Total assets	1,656,368	1,450,742	14.2	1,196,962
Equity attributable to equity holders of the Company	939,043	847,782	10.8	791,691

     3.2.2 Key financial indicators

	For the year	For the year	Year-on-year	For the year
Items	2010	2009	change (%)	2008
Basic earnings per share (RMB)	0.76	0.56	35.6	0.62
Diluted earnings per share (RMB)	0.76	0.56	35.6	0.62
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.78	0.59	33.9	0.54
Weighted average return on net assets (%)	15.5	9.1	6.4 percentage points	14.8
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	15.9	9.5	6.4 percentage points	12.9
Net cash flows from operating activities per share (RMB)	1.74	1.46	18.9	0.97

	As at the end	As at the end of	Year-on-year	As at the end of
Item	of 2010	2009	change (%)	2008
Net assets per share attributable to equity holders of the Company (RMB)	5.13	4.63	10.8	4.33
     3.2.3 Non-recurring profit/loss items
     ☑ Applicable     ☐ Not applicable

Unit: RMB million
Year ended December 31, 2010
Non-recurring profit/loss items	profit/(loss)
Net loss on disposal of non-current assets	(2,865)
Government grants recognised in the income statement	983
Net gain on disposal of available-for-sale financial assets	7
Reversal of provisions for bad debts against receivables	210
Income on commissioned loans	1
Effect of change in statutory income tax rates on deferred taxes	346
Other non-operating income and expenses	(2,652)

Sub-total	(3,970)

Tax impact of non-recurring profit/loss items	940
Impact of minority interest	(428)

Total	(3,458)

     3.2.4 Items to which fair value measurement is applied
     ☑ Applicable     ☐ Not applicable

Unit: RMB million
	Balance at the	Balance at the	Changes in the	Amount affecting the
	beginning of the	end of the	reporting	profit of the
Name of Items	reporting period	reporting period	period	reporting period
Available-for-sale financial assets	497	629	132	—
     3.3 Differences Between CAS and IFRS
     ☑ Applicable     ☐ Not applicable
     The consolidated net profit for the year under IFRS and CAS were RMB150,792 million and RMB150,675 million respectively, with a difference of RMB117 million; the consolidated shareholders’ equity for the year under IFRS and CAS were RMB1,010,129 million and RMB1,010,101 million respectively, with a difference of RMB28 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.
     During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

4 Changes in Share Capital and Information on Shareholders
     4.1 Changes in Shareholdings

		Unit: Shares
		Pre-movement		Increase/decrease (+/-)					Post-movement
		Numbers of	Percentage	New	Bonus	Conversion			Numbers of	Percentage
		shares	(%)	Issue	Issue	from Reserves	Others	Sub-total	shares	(%)
I	Shares with selling restrictions	157,922,077,818	86.29	—	—	—	-157,522,077,818	-157,522,077,818	400,000,000	0.22
1.	State-owned shares	157,522,077,818	86.07	—	—	—	-157,522,077,818	-157,522,077,818	0	0
2.	Shares held by state-owned companies	400,000,000	0.22	—	—	—	—	—	400,000,000	0.22
3.	Shares held by other domestic investors	—	—	—	—	—	—	—	—	—
	of which:
	Shares held by companies other than state-owned companies	—	—	—	—	—	—	—	—	—
	Shares held by domestic natural persons	—	—	—	—	—	—	—	—	—
4.	Shares held by foreign investors	—	—	—	—	—	—	—	—	—
II	Shares without selling restrictions	25,098,900,000	13.71	—	—	—	+157,522,077,818	+157,522,077,818	182,620,977,818	99.78
1.	RMB-denominated ordinary shares	4,000,000,000	2.18	—	—	—	+157,522,077,818	+157,522,077,818	161,522,077,818	88.25
2.	Shares traded in non-RMB currencies and listed domestically	—	—	—	—	—	—	—	—	—
3.	Shares listed overseas	21,098,900,000	11.53	—	—	—	—	—	21,098,900,000	11.53
4.	Others	—	—	—	—	—	—	—	—	—
III Total Shares		183,020,977,818	100.00	—	—	—	—	—	183,020,977,818	100.00

     Changes in Shares with Selling Restrictions

	Unit: Shares
	Number of	Number of	Change in
	shares with	shares with	number of	Number of
	selling	selling	shares with	shares with
	restrictions at	restrictions	selling	selling		Expiry date
Name of	the beginning of	expired in	restrictions in	restrictions at		of selling
Shareholders	2010	2010	2010	the end of 2010	Reasons for selling restrictions	restrictions
CNPC	157,522,077,818	157,522,077,818	-157,522,077,818	0	In October 2007, the Company offered its RMB-denominated ordinary shares (A shares) to the public for the first time. At that time, CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	The selling restrictions expired and trading commenced on November 8, 2010

National Council for Social Security Fund of the PRC (“NSSF”)	400,000,000	—	—	400,000,000	Pursuant to Clause 13 of the Implementing Measures for the Transfer of Part of the State-Owned Shares to the NSSF in Domestic Securities Market , jointly issued by the Ministry of Finance, the State-owned Assets Supervision and Administration Commission, China Securities Regulatory Commission and the NSSF, CNPC transferred part of its holding of the state-owned shares in the Company to the NSSF, The NSSF has extended the lock-up period by three years in addition to assuming the original state-owned shareholders’ statutory obligations and voluntary commitments on lock-up periods.	November 5, 2013

Total	157,922,077,818	157,522,077,818	-157,522,077,818	400,000,000
     4.2 Number of Shareholders and Their Shareholdings
     The number of shareholders of the Company as at December 31, 2010 was 1,226,937, including 1,218,257 holders of A shares and 8,680 registered holders of H shares (including 308 holders of the American Depository Shares). The minimum public float of the Company satisfied the requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “HKEx Listing Rules”).

     4.2.1 Shareholdings of the top ten shareholders

	Unit: Shares
				Increase		Number of
		Percentage		/decrease	Number of	shares
		of		during the	shares with	pledged or
Name of	Nature of	shareholding	Number of	reporting	selling	subject to
shareholders	shares	(%)	shares held	period (+, -)	restrictions	lock-ups
CNPC	State-owned Shares	86.200(1)	157,764,597,259	0	0	0
HKSCC Nominees Limited(2)	H Shares	11.37(3)	20,801,208,420	-18,203,409	0	0
NSSF	A Shares	0.219	400,000,000	0	400,000,000	0
Industrial and Commercial Bank of China-China Universal SCI Index Fund	A Shares	0.031	57,326,103	-3,277,957	0	0
China Life Insurance Company Limited-Dividends- Personal Dividends-005L-FH002 Shanghai	A Shares	0.030	55,047,859	-14,446,441	0	0
China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	A Shares	0.025	45,719,759	-358,344	0	0
Guangxi Investment Group Limited	A Shares	0.022	39,560,045	+230,536	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A Shares	0.019	35,312,598	-2,443,334	0	0
China Merchants Securities-Client Account of Collateral Securities for Margin Trading	A Shares	0.019	35,114,494	+35,114,494	0	0
Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A Shares	0.018	32,482,052	+7,367,005	0	0

Note 1:	The number of shares excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of shareholders.

Note 3:	167,692,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.092% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

     4.2.2 Shareholdings of top ten shareholders of shares without selling restrictions

Unit: Shares
Ranking	Name of shareholders	Number of shares held	Types of shares
1	CNPC	157,764,597,259(1)	A Shares
2	HKSCC Nominees Limited	20,801,208,420	H Shares
3	Industrial and Commercial Bank of China-China Universal SCI Index Fund	57,326,103	A Shares
4	China Life Insurance Company Limited-Dividends- Personal Dividends-005L-FH002 Shanghai	55,047,859	A Shares
5	China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund	45,719,759	A Shares
6	Guangxi Investment Group Limited	39,560,045	A Shares
7	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	35,312,598	A Shares
8	China Merchants Securities-Client Account of Collateral Securities for Margin Trading	35,114,494	A Shares
9	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	32,482,052	A Shares
10	Industrial and Commercial Bank of China-Lion Growth Equity Securities Investment Fund	30,000,000	A Shares

Note 1:	The number of shares excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, which H shares are held under the name of HKSCC Nominees Limited.
     Statement on the connection or activities in concert among the above-mentioned shareholders: Except for Industrial and Commercial Bank of China-China Universal SCI Index Fund, Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund and Industrial and Commercial Bank of China-Lion Growth Equity Securities Investment Fund, all of which are under the management of Industrial and Commercial Bank of China, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

     4.2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance
     So far as the Directors are aware, as at December 31, 2010, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong are as follows:

				Percentage of
				such shares in
				the same class	Percentage
				of the issued	of total
Name of	Nature of			share capital	share capital
shareholder	shareholding	Number of shares	Capacity	(%)	(%)
CNPC	A Shares	157,764,597,259 (L)	Beneficial Owner	97.43	86.20

	H Shares	167,692,000 (L) (1)	Interest of Controlled Corporation	0.795	0.092

Aberdeen Asset Management Plc and its associates (together the “Aberdeen Group”) on behalf of accounts managed by the Aberdeen Group	H Shares	1,266,618,163 (L)	Investment Manager	6.00	0.69

JPMorgan Chase & Co. (2)	H Shares	1,070,760,070 (L)	Beneficial Owner/Investment Manager/Custodian/Approved Lending Agent	5.07	0.59

		61,594,980 (S)	Beneficial Owner	0.29	0.03

		863,991,966 (LP)	Custodian/Approved Lending Agent	4.09	0.47

Templeton Asset Management Ltd.	H Shares	1,061,205,077 (L)	Investment Manager	5.03	0.58

(L) Long position (S) Short position (LP) Lending pool

Note 1:	167,692,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

Note 2:	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 110,267,402 H shares (long position) and 61,594,980 H shares (short position) were held in its capacity as beneficial owner, 96,500,702 H shares (long position) were held in its capacity as investment manager and 863,991,966 H shares (long position) were held in its capacity as custodian/approved lending agent. These 1,070,760,070 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian/approved lending agent.
     As at December 31, 2010, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance of Hong Kong.

     4.3 Information on Controlling Shareholder and the Ultimate Controller
     4.3.1 Change in the controlling shareholders and the ultimate controller during the reporting period.
     ☐ Applicable ☑ Not applicable
     4.3.2 Information on controlling shareholder and the ultimate controller
     The controlling shareholder of the Company is CNPC which was established in July 1998. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (). CNPC is also a state-authorised investment corporation and state-owned enterprise and its registered capital is RMB297,870.99 million. Its legal representative is Mr Jiang Jiemin. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. CNPC is the ultimate controller of the Company.
     4.3.3 The equity interest structure and controlling relationship between the Company and the ultimate controller

Note:	This includes the 167,692,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

5 Directors, Supervisors and Senior Management
     5.1 Information on the Changes in the Shareholding in the Company held by and Emoluments of the Directors, Supervisors and Senior Management
     5.1.1 Information on current Directors

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2010	from offices	December 31,	December 31,
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	2009	2010
Jiang Jiemin	M	55	Chairman	2008.05- 2011.05	—	Yes	0	0
Zhou Jiping	M	58	Vice Chairman/ President	2008.05- 2011.05	981	No	0	0
Wang Yilin	M	54	Non-Executive Director	2008.05- 2011.05	—	Yes	0	0
Zeng Yukang	M	60	Non-Executive Director	2008.05- 2011.05	—	Yes	0	0
Wang Fucheng	M	60	Non-Executive Director	2008.05- 2011.05	—	Yes	0	0
Li Xinhua	M	57	Non-Executive Director	2008.05- 2011.05	—	Yes	0	0
Liao Yongyuan	M	48	Executive Director/ Vice President	2008.05- 2011.05	914	No	0	0
Wang Guoliang	M	58	Non-Executive Director	2008.05- 2011.05	—	Yes	0	0
Jiang Fan	M	47	Non-Executive Director	2008.05- 2011.05	694	No	0	0
Chee-Chen Tung	M	68	Independent Non-Executive Director	2008.05- 2011.05	254	No	0	0
Liu Hongru	M	80	Independent Non-Executive Director	2008.05- 2011.05	227	No	0	0
Franco Bernabè	M	62	Independent Non-Executive Director	2008.05- 2011.05	231	No	0	0
Li Yongwu	M	66	Independent Non-Executive Director	2008.05- 2011.05	240	No	0	0
Cui Junhui	M	64	Independent Non-Executive Director	2008.05- 2011.05	244	No	0	0

Note:	Emoluments set out above exclude RMB1.28 million paid to directors of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.

     5.1.2 Information on current Supervisors

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2010	from offices	December 31,	December 31,
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	2009	2010
Chen Ming	M	60	Chairman of Supervisory Committee	2008.05- 2011.05	—	Yes	0	0
Wen Qingshan	M	52	Supervisor	2008.05- 2011.05	—	Yes	0	0
Sun Xianfeng	M	58	Supervisor	2008.05- 2011.05	—	Yes	0	0
Yu Yibo	M	47	Supervisor	2008.05- 2011.05	—	Yes	66,500 A shares	66,500 A shares
Wang Yawei	M	56	Supervisor appointed by employees’ representatives	2008.05- 2011.05	698	No	0	0
Qin Gang	M	57	Supervisor appointed by employees’ representatives	2008.05- 2011.05	674	No	0	0
Wang Shali	F	56	Supervisor appointed by employees’ representatives	2008.05- 2011.05	—	Yes	7,000 A shares 18,000 H shares	7,000 A shares 18,000 H shares
Li Yuan	M	63	Independent Supervisor	2008.05- 2011.05	230	No	0	0
Wang Daocheng	M	70	Independent Supervisor	2009.05- 2011.05	230	No	0	0
     5.1.3 Members of the Senior Management

					Remuneration	Whether	Number of Shares held in
					received from	received	the Company
					the Company in	remuneration	As at	As at
					2010	from offices	December 31,	December 31,
Name	Gender	Age	Position	Term	(RMB’000)	held in CNPC	2009	2010
Sun Longde	M	48	Vice President	2007.06-	662	No	0	0
Shen Diancheng	M	51	Vice President	2007.06-	662	No	0	0
Liu Hongbin	M	47	Vice President	2007.06-	662	No	0	0
Zhou Mingchun	M	43	Chief Financial Officer	2007.06-	662	No	0	0
Li Hualin	M	48	Vice President/ Secretary to the Board	2007.11-	662	No	0	0
Zhao Zhengzhang	M	54	Vice President	2008.05-	662	No	0	0
Bo Qiliang	M	48	Vice President	2010.01-	915	No	0	0
Sun Bo	M	50	Vice President	2010.01-	859	No	0	0
Lin Aiguo	M	52	Chief Engineer	2007.06-	662	No	0	0
Wang Daofu	M	55	Chief Geologist	2008.05-	662	No	0	0
Huang Weihe	M	53	Chief Engineer	2008.05-	662	No	0	0

Note:	Emoluments set out above exclude RMB5.17 million paid to members of the senior management of the Company as part of the deferred merit pay for years 2007 to 2009 in accordance with relevant requirements by the PRC government.
     Each member of the senior management of the Company has entered into a performance agreement with the Company. The remuneration policy of the senior management of the Company links the financial interest of the senior management with the operating results of the Company and the performance of the Company’s shares in the market.

6 Directors’ Report
     6.1 Discussion and Analysis of the Overall Operations during the Reporting Period
     6.1.1 Review of Results of Operations
     In 2010, faced with complex macroeconomic environment and severe natural disasters, the Group vigorously implemented its key strategies on “resources, marketing and internationalisation” and strengthened the overall balance among production, transportation, marketing and storage. The Group sped up the construction of major projects and strategic projects and strengthened supply to satisfy market demands. The Group also accelerated the transformation of the pattern of business development. The Group achieved steady development in production and operations in 2010, with a substantial rise in its overall operating results as compared with 2009.
     1. Market Review
     (1) Crude Oil Market Review
     In 2010, the supply and demand conditions in the international oil market improved after the financial crisis, and the oil prices in the international market further increased after the price rebounding in 2009. The average prices for West Texas Intermediate (“WTI”) and North Sea Brent crude oil (“Brent”) were US$79.53 and US$79.47 per barrel, respectively, representing an increase of 28.7% and 29.2% from the average prices in 2009. The fluctuation of oil prices presented a considerably steady trend in general. The fluctuation of oil prices was at its minimum in nearly ten years. Domestic crude oil prices were substantially in line with the trend in international prices.
     According to the relevant information and statistics, domestic crude oil output increased steadily and reached 202 million tons in 2010, representing an increase of 6.9% as compared with 2009. Net crude oil imports amounted to 236 million tons in 2010, representing an increase of 18.6% as compared with 2009.
     (2) Refined Products Market Review
     In 2010, the domestic market for refined products remained stable in general. According to relevant information and statistics, the apparent consumption of domestic refined products was 230 million tons in 2010, representing an increase of 11.3% as compared with 2009. In particular, the growth for gasoline products and diesel products in 2010 were 7.6% and 12.6% as compared with 2009, respectively. The average daily consumption of refined products for the fourth quarter of 2010 was a record high at approximately 660,000 tons. The domestic refined products output was 237 million tons in 2010, representing an increase of 10.3% as compared with 2009 and the growth for gasoline products and diesel products in 2010 were 6.4% and 11.7% as compared with 2009, respectively.
     In 2010, the PRC government made four adjustments to the domestic prices of refined products with three increases and one decrease in price. As compared with the end of 2009, the price of reference gasoline and diesel in aggregate rose by RMB630 per ton and RMB620 per ton respectively. The domestic pricing mechanism for refined products operated stably and basically aligned the price relationships between crude oil and refined products, whilst there are still some gaps between the frequency and extent of the price adjustments of refined products and the current mechanism. The price adjustment is yet fully complete.
     (3) Chemical Products Market Review
     In 2010, the domestic market for chemical products presented a “V” curve as the price first decreased and then rose. In the first half of 2010, due to the impact of the panic resulting from the European debt crisis, domestic consumer demand and export demand shrank. As a result, the prices for chemical products fluctuated downwards. With respect to the second half of 2010, as a result of the continuing growth of the domestic economy and the gradual relaxation of the European debt crisis, the domestic demand from the manufacturing sector increased steadily. The easing monetary policies of the developed economies triggered global inflation expectations and the rise of speculative demand which resulted in a short supply of chemical products as well as continued increase in prices.
     (4) Natural Gas Market Review
     In 2010, supply of resources increased substantially as domestic natural gas output grew steadily and the volume of natural gas imports from Central Asia and LNG imports continued to increase. The demand for natural gas continued to grow rapidly and the consumer market further expanded. The supply and demand of natural gas was stable in general in 2010, except for a shortage of natural gas supply in some areas during the winter. According to the relevant information and statistics, domestic natural gas output in 2010 reached 95.1 billion cubic metres, representing an increase of 13.1% as compared with that of last year. The apparent domestic consumption of natural gas amounted to 107.3 billion cubic metres, representing an increase of 20.9% as compared with that of last year, reaching 100 billion cubic metres for the first time.
     In June 2010, the PRC government announced an adjustment policy on natural gas prices. The benchmark ex-factory prices for natural gas produced in various oil and gas fields were increased by RMB230 per 1,000 cubic metres. The price range was widened by allowing a 10% rise against the benchmark ex-factory prices and no restrictions on price reductions. In other words, it was possible for the supplier and the user to agree on a contractual price representing not more than a 10% increase from the benchmark ex-factory prices.
     2. Business Review
     (1) Exploration and Production
     In 2010, the Group persisted in its drive for scale, efficiency and scientific exploration and placed emphasis on key basins and target areas, as well as strengthening pre-exploration, venture exploration and meticulous exploration. The Group made strategic discoveries in major exploration areas, such as the Erdos Basin, the Qaidam Basin, the Bohai Bay Basin, the Tarim Basin and the Sichuan Basin, thereby building up a solid foundation for the continuation of the

“Peak Growth in Oil and Gas Reserves” Program. The oil reserve replacement ratio of the Group in 2010 was 1.02, while the gas reserve replacement ratio was 2.02 and the replacement ratio of oil and gas equivalent reserves was 1.32. The Group steadily promoted secondary recovery at mature oilfields and oilfield waterflood projects with respect to the development of oil and gas fields, laying the foundation for the steady production of oil fields. Faced with the adverse impact caused by extreme climatic conditions such as severe cold and snowy weather and unusual floods, the Group made proactive efforts to stabilise production of old oilfields and raise production of new oilfields, and optimised coordination of production units and production capacity construction. As a result, crude oil production achieved a restorative growth in 2010. Natural gas productions maintained a rapid growth.
     The Group adhered to the guiding principle of maximisation of benefits and avoidance of investment risks for its overseas oil and gas business. New overseas cooperation projects were initiated and existing projects progressed quickly. Specifically, the construction of Rumaila Oilfield progressed smoothly and after our organised efforts in 2010 to build up our production capacities, the Rumaila Operating Organisation formed by the Group, BP and the Iraqian South Oil Company achieved an increased production volume of more than 10% as compared with the confirmed basic production volume as of December 2009. This achievement enables the Company to start recovering its costs in 2011 and marks an important milestone for the rehabilitation of the Rumaila Oilfield. The acquisition of Arrow Energy Limited in conjunction with Shell marked the Company’s successful entry to the Australian coal seam gas business. Other international cooperation projects were also carried out in an orderly manner and the scope and scale of international cooperation continued to expand. In addition, the joint ventures and research cooperation among the Group and major international oil companies in areas such as natural gas development, coal seam gas, shale gas and low permeability oil and gas achieved new breakthroughs. In 2010, overseas oil and natural gas equivalent output of the Group amounted to 102.3 million barrels. The Group’s overseas business maintained a healthy development.
     In 2010, the lifting cost for the oil and gas operations of the Group was US$9.97 per barrel, representing an increase of 9.3% compared with US$9.12 per barrel in 2009. Excluding the impacts resulting from exchange rate changes, the lifting cost increased by 8.3% as compared with that in 2009.
     Summary of Operations of the Exploration and Production Segment

				Year-on-year
	Unit	2010	2009	change (%)
Crude oil output	Million barrels	857.7	843.5	1.7
Marketable natural gas output	Billion cubic feet	2,221.2	2,112.2	5.2
Oil and natural gas equivalent output	Million barrels	1,228.0	1,195.7	2.7
Proved reserves of crude oil	Million barrels	11,278	11,263	0.1
Proved reserves of natural gas	Billion cubic feet	65,503	63,244	3.6
Proved developed reserves of crude oil	Million barrels	7,605	7,871	(3.4)
Proved developed reserves of natural gas	Billion cubic feet	31,102	30,949	0.5

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

     (2) Refining and Chemicals
     In 2010, faced with the international oil prices which fluctuated upwards, the Group operated on the principle of market orientation, which facilitated the Group to timely adjust its processing loads. The Group arranged for inspections of equipment in delivery and commissioning of newly constructed devices in an orderly manner, optimised allocation of resources and dynamically adjusted the diesel-gasoline ratio. The Group also actively promoted the upgrading of refined products quality and optimisation of products structure. Efforts were enhanced to promote major refining and chemicals projects. The refinery project of Guangxi Petrochemical and the aromatic hydrocarbon project of Urumqi Petrochemical were completed and commissioned, marking a significant breakthrough in the overall strategic distribution of refining and chemicals operations. The Group placed emphasis on coordinating production, transportation and sales and strengthened exploration of strategic customers and provision of technical services, reinforcing development in the mature markets. The Company continues to optimise the structure among its production, refining and marketing operations.
     In 2010, the Group’s refineries processed 903.9 million barrels of crude oil and the crude oil processing load amounted to 89.1%. The Group produced approximately 79.448 million tons of gasoline, diesel and kerosene. The cash processing cost of the refineries was RMB144.04 per ton in 2010.
     Summary of Operations of the Refining and Chemicals Segment

	Unit	2010	2009	Year-on-year change (%)
Processed crude oil	Million barrels	903.9	828.6	9.1
Gasoline, kerosene and diesel output	’000 ton	79,448	73,195	8.5
of which: Gasoline	’000 ton	23,308	22,114	5.4
Kerosene	’000 ton	2,395	2,253	6.3
Diesel	’000 ton	53,745	48,828	10.1
Crude oil processing load	%	89.1	87.7	1.4 percentage points
Light products yield	%	76.6	75.5	1.1 percentage points
Refining yield	%	93.5	93.1	0.4 percentage points
Ethylene	’000 ton	3,615	2,989	20.9
Synthetic Resin	’000 ton	5,550	4,480	23.9
Synthetic fibre materials and polymers	’000 ton	1,985	1,471	34.9
Synthetic rubber	’000 ton	619	420	47.4
Urea	’000 ton	3,764	3,973	(5.3)

Note:	Figures have been converted at a rate of 1 ton of crude oil = 7.389 barrels.
     (3) Marketing
     In 2010, faced with the market conditions characterised by low demands in the domestic market of refined products in the first half of the year followed by a rapid growth in the second half, the Group strengthened market analysis and scientifically monitored sales rates. Through efficient organisation and management of the resources, the Group achieved simultaneous growth in sales volume, market share and economic efficiency, resulting in better profitability. In respect of international trade, the Group adopted various trading methods to explore diversified import channels in order to expand the scale of operation and secure high quality resources. The Group sufficiently utilised international trade to adjust and guarantee the supply. Establishment of the three major overseas oil and gas operation centres saw new progress.
     In 2010, the Group sold 120 million tons of gasoline, diesel and kerosene, representing an increase of 19.3% compared with that of last year. The Group’s share in the retail market reached 38.4%, representing an increase of 0.2 percentage points compared with that of last year.
     Summary of Operations of the Marketing Segment

	Unit	2010	2009	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton	120,833	101,253	19.3
of which: Gasoline	’000 ton	36,328	30,777	18.0
Kerosene	’000 ton	6,716	5,817	15.5
Diesel	’000 ton	77,789	64,659	20.3
Market share in retail	%	38.4	38.2	0.2 percentage points
Number of service stations	units	17,996	17,262	4.3
of which: owned service stations	units	17,394	16,607	4.7
Sale volume per service station	Ton/day	11.0	10.1	8.9
     (4) Natural Gas and Pipeline
     In 2010, the Group accelerated construction of oil and gas pipelines with strategic importance, domestic trunk pipeline networks and storage facilities. The Sino-Russia Crude Oil Pipeline was completed and commissioned, playing an important strategic role for the diversity of oil and gas import channels to China. Line B of the Central-Asia China Gas Pipeline and the Zhongwei-Huangpi section of the Second West-East Gas Pipeline were completed and commissioned, introducing natural gas from Central Asia into Central China. The full operation of the Third Shaanxi-to-Beijing Gas Pipeline further secured the stable supply of natural gas for Beijing and Bohai Bay areas. The operation of natural gas focused on safety, stable supply and improvement of efficiency and the balance of the domestic and imported gas sources. The Group also optimised the operation of its pipeline network, coordination and connection of production, transportation, sales and storage operations and ensured safety and stable gas supply for civilian use, key cities and key customers. Under this principle, the Group developed its city gas and LNG businesses in an orderly manner and achieved rapid growth in both sales volume and profitability.
     As at the end of 2010, the Group’s oil and gas pipelines measured a total length of 56,840km, of which 32,801km is made up of natural gas pipelines, 14,782km by crude oil pipelines and 9,257km by refined product pipelines. Sales volumes of natural gas continued to record a fast growth rate, and amounted to 63,011 million cubic metres, representing an increase of 5.7% as compared with that of last year.
     In 2010, the Group faithfully performed its corporate social responsibilities, ensuring supply of clean oil products for the Shanghai World Expo and the Asian Games. The Group took proactive measures to ensure timely oil supplies to the relevant areas for disaster relief and production when faced with natural disasters such as the severe drought in south-western China, the earthquake in Yushu, Qinghai Province, the mudslides in Zhouqu, Gansu Province and floods in some provinces.
     As a responsible energy enterprise, the Group sees environmentally-friendly development as a strategy and places great emphasis on the important effect in the control and reduction of greenhouse gas emissions towards the showing of climate changes. The Group takes proactive measures to reduce and sequestrate carbon, to achieve energy savings, reduced emissions and clean production.
     6.1.2 Management Discussion and Analysis
     The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes thereto set out in the 2010 Annual Report.
     1. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS
     (1) Consolidated Operating Results
     In 2010, the Group rose to the impact from the global financial crisis and carefully observed the prevailing changes in economic conditions. Through scientific organisation of its production and operations, tightening of cost control, full implementation of precision management and transformation on the pattern of business development, as well as emphasis on production safety, energy conservation and emission reduction, the Group achieved steady and positive development in its profitability and growth potentials, laying sound foundation and enhancing the ability for sustainable development. In 2010, the Group achieved a turnover of RMB1,465,415 million, representing an increase of 43.8% from the preceding year. Net profit attributable to owners of the Company was RMB139,992 million, representing an increase of 35.4% from the preceding year. Basic earnings per share was RMB0.76, representing an increase of RMB0.20 from the preceding year.
     Turnover  Turnover increased 43.8% from RMB1,019,275 million for the twelve months ended December 31, 2009 to RMB1,465,415 million for the twelve months ended December 31, 2010. This was primarily due to increases in the selling prices and in the sales volume of major products including crude oil, natural gas, gasoline and diesel. The table below sets out the external sales volume and average realised prices for major products sold by the Group in 2010 and 2009 and percentage of changes in the sales volume and average realised prices during these two years.

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
			Percentage of			Percentage of
	2010	2009	Change (%)	2010	2009	Change (%)
Crude oil*	61,629	53,768	14.6	3,623	2,750	31.7
Natural gas (hundred million cubic metre, RMB/’000 cubic metre)	630.11	596.14	5.7	955	814	17.3
Gasoline	36,328	30,777	18.0	6,627	5,763	15.0
Diesel	77,789	64,659	20.3	5,910	4,965	19.0
Kerosene	6,716	5,817	15.5	4,874	3,896	25.1
Heavy oil	9,603	8,472	13.3	3,800	2,903	30.9
Polyethylene	3,012	2,349	28.2	8,958	8,430	6.3
Lubricant	1,703	1,796	(5.2)	8,215	7,204	14.0

*	The crude oil listed above represents all the external sales volume of crude oil of the Group.
     Operating Expenses  Operating expenses increased 45.9% from RMB875,831 million for the twelve months ended December 31, 2009 to RMB1,277,638 million for the twelve months ended December 31, 2010, of which:
     Purchases, Services and Others  Purchases, services and others increased 61.5% from RMB492,472 million for the twelve months ended December 31, 2009 to RMB795,525 million for the twelve months ended December 31, 2010. This was primarily due to an increase in both the purchase prices and volume of crude oil, refined products and feedstock oil from external suppliers that resulted in an increase in purchase costs.
     Employee Compensation Costs  Employee compensation costs of the Group were RMB83,304 million for the twelve months ended December 31, 2010, representing an increase of RMB17,327 million compared with that of last year at RMB65,977 million. Excluding the impact of factors including the Group’s business growth, the increase represents an increase of 12.1% compared with that of last year, which is mainly attributable to the lower level of employee compensation maintained by the Group in 2009 due to the financial crisis, and that wage levels were adjusted in 2010 in line with changes in the prevailing domestic price levels.
     Exploration Expenses  Exploration expenses increased 18.4% from RMB19,398 million for the twelve months ended December 31, 2009 to RMB22,963 million for the twelve months ended December 31, 2010. This was primarily due to the fact that the Group continued to put more efforts into oil and gas exploration to further strengthen its foundation in terms of oil and gas resources.
     Depreciation, Depletion and Amortisation  Depreciation, depletion and amortisation increased 22.7% from RMB92,259 million for the twelve months ended December 31, 2009 to RMB113,209 million for the twelve months ended December 31, 2010. This was primarily due to the fact that (i) both the average carrying amount of fixed assets and the average net value of oil and gas properties increased as a result of ongoing increase in capital expenditure, causing an increase in depreciation and depletion provisions; (ii) acquisition of refinery assets in late 2009 resulted in an increase in depreciation during the reporting period; and (iii) a higher amount of impairment charges were recorded by the Group against its oil and gas properties and refinery equipment during the reporting period.
     Selling, General and Administrative Expenses  Selling, general and administrative expenses increased 13.5% from RMB65,423 million for the twelve months ended December 31, 2009 to RMB74,239 million for the twelve months ended December 31, 2010. This was primarily due to the fact that (i) increases in both the freight volume of products and the unit freight cost resulted in an increase in freight expenses; (ii) completion of the Group’s acquisitions of refinery equipment in late 2009 resulted in an increase in maintenance expenses compared with that of last year; and (iii) storage and leasing costs increased as a result of business expansion.
     Taxes other than Income Taxes  Taxes other than income taxes increased 36.0% from RMB135,465 million for the twelve months ended December 31, 2009 to RMB184,209 million for the twelve months ended December 31, 2010. The increase was primarily due to (i) a significant increase in the payment of the special levies on domestic sales of crude oil by the Group during 2010 when the international oil prices increased, from RMB20,020 million for the twelve months ended December 31, 2009 to RMB52,172 million for the twelve months ended December 31, 2010; (ii) an increase in consumption tax borne by the Group amidst an increase in the sales volume of refined products during the reporting period, from RMB82,429 million for the twelve months ended December 31, 2009 to RMB89,670 million for the twelve months ended December 31, 2010; and (iii) an increase in resources tax payment compared with that of last year, as a result of the reform towards resource tax policy; and (iv) an increase in the city maintenance and construction tax and educational surcharge compared with that of last year.
     Other Expenses, net  Other expenses, net, decreased by RMB648 million, from RMB4,837 million for the twelve months ended December 31, 2009 to RMB4,189 million for the twelve months ended December 31, 2010.
     Profit from Operations  The profit from operations of the Group for the twelve months ended December 31, 2010 was RMB187,777 million, representing an increase of 30.9% from RMB143,444 million for the same period of the preceding year.
     Net Exchange Loss  Net exchange loss increased from RMB783 million for the twelve months ended December 31, 2009 to RMB1,172 million for the twelve months ended December 31, 2010. The increase in the net exchange loss was primarily due to the appreciation of the Canadian Dollar against the United States Dollar in 2010, which led to an exchange loss with respect to loans of certain subsidiaries which are denominated in foreign currencies.
     Net Interest Expenses  Net interest expenses increased by RMB525 million, from RMB3,813 million for the twelve months ended December 31, 2009 to RMB4,338 million for the twelve months ended December 31, 2010. The increase in net interest expenses was primarily attributable to an increase in interest expenses compared with the same period of the previous year, due to an increase in the monthly average balance of interest-bearing debts prompted by the need to secure required funding for production, operation and capital investment.

     Profit Before Taxation  Profit before taxation increased 35.2% from RMB140,032 million for the twelve months ended December 31, 2009 to RMB189,305 million for the twelve months ended December 31, 2010.
     Income Tax Expenses  Income tax expenses increased 15.1% from RMB33,473 million for the twelve months ended December 31, 2009 to RMB38,513 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in the taxable income for the year.
     Profit for the year  Profit for the year increased 41.5% from RMB106,559 million for the twelve months ended December 31, 2009 to RMB150,792 million for the twelve months ended December 31, 2010.
      Profit attributable to non-controlling interest of the Company (“profit attributable to minority interest”) As international oil prices in 2010 increased significantly compared with that of last year, certain subsidiaries of the Company recorded material increases in profits. This resulted in an increase in the profit attributable to minority interest, from RMB3,172 million for the twelve months ended December 31, 2009 to RMB10,800 million for the twelve months ended December 31, 2010.
      Net profit attributable to owners of the Company Due to the combined effect of the factors described above, net profit attributable to the owners of the Company increased 35.4% from RMB103,387 million for the twelve months ended December 31, 2009 to RMB139,992 million for the twelve months ended December 31, 2010.
     (2) Segment Information
     Exploration and Production
     Turnover  Turnover increased 34.4% from RMB405,326 million for the twelve months ended December 31, 2009 to RMB544,884 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in crude oil and natural gas prices and their sales volumes. The average realised crude oil price of the Group in 2010 was US$72.93 per barrel, representing an increase of 35.3% from US$53.90 per barrel in 2009.
     Operating Expenses  Operating expenses increased 30.3% from RMB300,307 million for the twelve months ended December 31, 2009 to RMB391,181 million for the twelve months ended December 31, 2010. The increase was primarily due to (i) an increase in the expenses on crude oil imports during the year; and (ii) a sharp increase in the payment of special levies on domestic sales of crude oil during the year.
     Profit from Operations  In 2010, the Exploration and Production segment sought to transform the pattern of development through scientific organisation of crude oil production, full implementation of precision management and tightening of cost control . The Group has further strengthened its foundations for sustainable development by striving for efficiency. The profit from operations for the twelve months ended December 31, 2010 was RMB153,703 million, representing an increase of 46.4% from RMB105,019 million for the preceding year.

The Exploration and Production segment remains the most important contributor to the profit of the Group.
     Refining and Chemicals
     Turnover  Turnover increased 32.6% from RMB501,300 million for the twelve months ended December 31, 2009 to RMB664,773 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in both the selling prices and sales volumes of key refined products.
     Operating Expenses  Operating expenses increased 35.7% from RMB483,992 million for the twelve months ended December 31, 2009 to RMB656,926 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in the purchase costs of crude oil and feedstock oil from external suppliers.
     Profit from Operations  In 2010, the Refining and Chemicals segment upheld its market-oriented principles, strengthened the coordination between organisation and production, optimised its allocation of crude oil resources and adjusted its product portfolio. The Group intensified the management of benchmark indicators, reduced costs and increased efficiencies, thereby considerably strengthening the Company’s profitability and resilience to risks as a whole. However, the profit margin of refining and chemicals operations narrowed as a result of the rising crude oil prices and the fact that such rise was not fully reflected in the prices of refined products. The profit from operations amounted to RMB7,847 million for the twelve months ended December 31, 2010, representing a decrease of 54.7% from the profit of RMB17,308 million for the twelve months ended December 31, 2009.
     Marketing
     Turnover  Turnover increased 47.7% from RMB768,295 million for the twelve months ended December 31, 2009 to RMB1,134,534 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in both the selling prices and the sales volumes of refined products and an increase in revenue from the oil products trading business.
     Operating Expenses  Operating expenses increased 48.2% from RMB755,030 million for the twelve months ended December 31, 2009 to RMB1,118,578 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in the purchase costs of refined products from external suppliers, together with an increase in expenses relating to the oil products trading business.
     Profit from Operations  In 2010, the Marketing segment upheld its profitability-focused and market-oriented principles, actively pursued expansion in sales and increase of efficiency, and enjoyed a continuous improvement in the quality of development, which led up to improved profitability. The segment is an important contributor to the Company’s improvements on competitiveness and overall efficiency. Profit from operations was RMB15,956 million for the twelve months ended December 31, 2010, representing an increase of 20.3% from RMB13,265 million for the same period of last year.

     Natural Gas and Pipeline
     Turnover  Turnover increased 50.7% from RMB77,658 million for the twelve months ended December 31, 2009 to RMB117,043 million for the twelve months ended December 31, 2010. The increase was primarily due to (i) an increase in the selling price of natural gas, and the increase in sales volume of domestic natural gas and natural gas imported from Central Asia; and (ii) persistent efforts to promote the Group’s city gas and LPG businesses, which saw an increase in sales revenue during the year.
     Operating Expenses  Operating expenses increased 64.9% from RMB58,612 million for the twelve months ended December 31, 2009 to RMB96,628 million for the twelve months ended December 31, 2010. The increase was primarily due to an increase in the costs of natural gas imports from Central Asia and LPG imports, and costs on the purchase of domestic natural gas.
     Profit from Operations  In 2010, the Natural Gas and Pipeline segment focused on operational safety and efficiency enhancement. The segment was actively involved in development of its oil and gas pipelines network and city gas operations. Profit from operations grew continuously, and the segment is an important contributor to the Group’s profits. Profit from operations of the Natural Gas and Pipeline segment was RMB20,415 million for the twelve months ended December 31, 2010, representing an increase of 7.2% from RMB19,046 million of the same period in 2009.
     (3) Assets, Liabilities and Equity
     The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31,	As at December 31,	Percentage of
	2010	2009	Change
	RMB million	RMB million	%
Total assets	1,656,487	1,450,288	14.2
Current assets	286,392	294,383	(2.7)
Non-current assets	1,370,095	1,155,905	18.5
Total liabilities	646,358	542,587	19.1
Current liabilities	429,736	388,553	10.6
Non-current liabilities	216,622	154,034	40.6
Equity attributable to owners of the Company	938,926	847,223	10.8
Share capital	183,021	183,021	—
Reserves	256,617	240,135	6.9
Retained earnings	499,288	424,067	17.7
Total equity	1,010,129	907,701	11.3
     Total assets amounted to RMB1,656,487 million, representing an increase of 14.2% from that at the end of 2009, of which:

     Current assets amounted to RMB286,392 million, representing a decrease of 2.7% from that as at the end of 2009. The decrease in current assets was primarily due to a decrease in cash and cash equivalents.
     Non-current assets amounted to RMB1,370,095 million, representing an increase of 18.5% from that as at the end of 2009. The increase in non-current assets was primarily due to an increase in capital expenditures, resulting in an increase in property, plant and equipment (including fixed assets, oil and gas properties etc.).
     Total liabilities amounted to RMB646,358 million, representing an increase of 19.1% from that as at the end of 2009, of which:
     Current liabilities amounted to RMB429,736 million, representing an increase of 10.6% from that as at the end of 2009. The increase in current liabilities was primarily due to an increase in accounts payable and accrued liabilities.
     Non-current liabilities amounted to RMB216,622 million, representing an increase of 40.6% from that as at the end of 2009. The increase in non-current liabilities was primarily due to an increase in long-term borrowings.
     Equity attributable to the owners of the Company amounted to RMB938,926 million, representing an increase of 10.8% from that as at the end of 2009. The increase in equity attributable to the owners of the Company was primarily due to an increase in retained earnings.
     As at December 31, 2010, the financial assets and financial liabilities of the Group denominated in foreign currencies were as follows:

	Unit: RMB million
	Amount at	Changes in
	the	fair value	Accumulated	Impairment	Amount
	beginning	recorded in	changes in	loss recorded	at the end
	of the	profit/loss of	fair value	in the	of the
	reporting	the reporting	recorded in	reporting	reporting
Items	period	period	equity	period	period
Financial assets
Loans and receivables	79,474	—	—	—	66,742
Available-for-sale financial assets	252	—	133	—	360

Sub-total	79,726	—	133	—	67,102

Financial Liabilities	97,973	—	—	—	102,336

     (4) Cash Flows
     As at December 31, 2010, the primary sources of funds of the Group are cash from operating activities and short-term and long-term borrowings. The funds of the Group are mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to shareholders of the Company.
     The table below sets forth the net cash flows of the Group for the years ended December 31, 2010 and December 31, 2009 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2010	2009
	RMB million	RMB million
Net cash flows from operating activities	310,686	261,972
Net cash flows used for investing activities	(291,192)	(261,453)
Net cash flows (used for)/from financing activities	(60,944)	53,077
Translation of foreign currency	234	179
Cash and cash equivalents at the end of year	45,709	86,925
     Net Cash Flows From Operating Activities
     The net cash flows of the Group from operating activities for the twelve months ended December 31, 2010 was RMB310,686 million, representing an increase of 18.6% compared with RMB261,972 million generated for the twelve months ended December 31, 2009. This was mainly due to the increase in net profit in 2010 compared with that of last year. As at December 31, 2010, the Group had cash and cash equivalents of RMB45,709 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 75.2% were denominated in Renminbi, approximately 17.8% were denominated in US Dollars, approximately 0.8% were denominated in HK Dollars and approximately 6.2% were denominated in other currencies).
     Net Cash Flows Used for Investing Activities
     The net cash flows of the Group used for investing activities for the twelve months ended December 31, 2010 was RMB291,192 million, representing an increase of 11.4% compared with RMB261,453 million used for investing activities for the twelve months ended December 31, 2009. The net increase was primarily due to an increase in expenditures for the acquisition of associated companies and joint venture companies.
     Net Cash Flows (Used for)/From Financing Activities
     The net cash outflow of the Group used for financing activities for the twelve months ended December 31, 2010 was RMB60,944 million, while the net cash inflow of the Group from financing activities for the twelve months ended December 31, 2009 was RMB53,077 million. This was primarily due to the amount of repayment of borrowings exceeding new loans borrowed during 2010.

     The net liabilities of the Group as at December 31, 2010 and December 31, 2009, respectively, are as follows:

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	102,268	148,851
Long-term borrowings	131,352	85,471

Total borrowings	233,620	234,322

Less: Cash and cash equivalents	45,709	86,925

Net borrowings	187,911	147,397

     The following table sets out the borrowings’ remaining contractual maturities as at December 31, 2010 and December 31, 2009, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at December 31, 2010	As at December 31, 2009
	RMB million	RMB million
To be repaid within one year	110,380	155,450
To be repaid within one to two years	41,533	14,649
To be repaid within two to five years	82,640	67,108
To be repaid after five years	26,642	14,806

	261,195	252,013

     Of the total borrowings of the Group as at December 31, 2010, approximately 79.9% were fixed-rate loans and approximately 20.1% were floating-rate loans. Of the borrowings as at December 31, 2010, approximately 86.2% were denominated in Renminbi, approximately 12.1% were denominated in United States Dollars, approximately 1.3% were denominated in Canadian Dollars and approximately 0.4% were denominated in other currencies.
     As at December 31, 2010, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 18.8% (20.5% as at December 31, 2009).
     (5) Capital Expenditures
     For the twelve months ended December 31, 2010, capital expenditures of the Group increased 3.5% to RMB276,212 million from RMB266,836 million for the twelve months ended December 31, 2009. The increase in capital expenditures was primarily due to an increase in input for constructions in sizeable oil and gas zones in China and overseas, as part of the Group’s strategy to continue focusing on oil and gas exploration and development. On the other hand, the Group reasonably timed its investment decisions and focused more on strengthening control of the process of projects. This served to reduce costs and control the growth in capital expenditures. The table below sets forth the capital expenditures in each of the business segments of the Group for the years ended December 31, 2010 and December 31, 2009 and their estimates for the year ending December 31, 2011.

	2010		2009		Estimates for 2011
	RMB		RMB		RMB
	million	%	million	%	million	%
Exploration and Production*	160,893	58.3	129,017	48.4	183,600	52.4
Refining and Chemicals	44,242	16.0	42,558	15.9	55,300	15.8
Marketing	15,793	5.7	18,174	6.8	19,900	5.7
Natural Gas and Pipeline	53,648	19.4	74,754	28.0	88,800	25.3
Other	1,636	0.6	2,333	0.9	3,000	0.8

Total	276,212	100.0	266,836	100.0	350,600	100.0

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2009 and 2010, and the estimates for the same in 2011 would be RMB138,396 million, RMB173,142 million and RMB196,600 million, respectively.
     Exploration and Production
     A majority of the Group’s capital expenditure relates to the Exploration and Production segment. For the twelve months ended December 31, 2010, capital expenditures in relation to the Exploration and Production segment amounted to RMB160,893 million, which were primarily related to local oil and gas exploration projects, such as those in Changqing, Daqing, Southwestern and Tarim, construction of key production capacities for various oil and gas fields, as well as those major overseas projects in oil and gas exploration located in Rumaila and Aktobe.
     The Group anticipates that capital expenditures for the Exploration and Production segment for 2011 will amount to approximately RMB183,600 million, of which RMB30,000 million will be used on exploration of oil and gas and RMB153,600 million will be used on development thereof. Domestic exploration activities will be mainly focused on the overall control of key oil and gas regions such as Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin, Tarim Basin. Development activities will be focused on the construction of new proved oil and gas fields, while the steady and increasing production of Daqing, Changqing, Liaohe, Southwestern and Tarim oil and gas fields will also be emphasised; Overseas operations will be focused on cooperation in oil and gas exploration and development in Central Asia, the Middle East, the Americas and Asia-Pacific.
     Refining and chemicals
     Capital expenditures for the Group’s Refining and Chemicals segment for the twelve months ended December 31, 2010 amounted to RMB44,242 million, of which RMB15,452 million was used on the construction of refinery facilities and RMB28,790 million was used on the construction of chemicals facilities. Capital expenditures for the Refining and Chemicals segment were mainly used for the construction of refining facilities with refining capacities of over 10 million tons of crude oil per year and large scale ethylene projects, such as the Guangxi Petrochemical, Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical projects.

     The Group anticipates that capital expenditures for the Refining and Chemicals segment for 2011 will amount to RMB55,300 million, approximately RMB32,000 million of which will be used for the construction and expansion of refinery facilities, mainly for large scale refining projects at Sichuan Petrochemical, Huhhot Petrochemical and Ningxia Petrochemical, and approximately RMB23,300 million will be used for the construction and expansion of chemicals facilities, mainly the ethylene projects at Sichuan Petrochemical, Fushun Petrochemical and Daqing Petrochemical.
     Marketing
     Capital expenditures for the Marketing segment for the twelve months ended December 31, 2010 amounted to RMB15,793 million, which were used mainly for the construction of sales network facilities including service stations and oil storage tanks.
     The Group anticipates that capital expenditures for the Marketing segment for 2011 will amount to RMB19,900 million, which are expected to be used primarily for the construction and expansion of high-efficiency sales networks.
     Natural Gas and Pipeline
     Capital expenditures in the Natural Gas and Pipeline segment for the twelve months ended December 31, 2010 amounted to RMB53,648 million, mainly used for natural gas pipeline construction projects such as the Second West-East Gas Pipeline project, the Sino-Russia Crude Oil Pipeline project and the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline project.
     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for 2011 will amount to RMB88,800 million, which are expected to be used primarily for the construction of main oil and gas transmission projects such as the Second West-East Gas Pipeline project, Zhongwei-Guiyang Natural Gas Pipeline project, Lanzhou-Chengdu Crude Oil Pipeline and associated LNG and city gas facilities.
     Others
     Capital expenditures for Others segment including those incurred by the headquarters and others for the twelve months ended December 31, 2010 were RMB1,636 million.
     The Group anticipates that capital expenditures for Others segment for 2011 will amount to approximately RMB3,000 million, which are expected to be used primarily for scientific research and construction of information systems.

     2. The financial data set out below is extracted from the audited financial statements of the Group prepared under CAS
     (1) Financial data prepared under CAS

	As at December 31,	As at December 31,	Percentage of
	2010	2009	change
	RMB million	RMB million	%
Total assets	1,656,368	1,450,742	14.2
Current assets	289,880	295,713	(2.0)
Non-current assets	1,366,488	1,155,029	18.3
Total liabilities	646,267	542,631	19.1
Current liabilities	429,736	388,553	10.6
Non-current liabilities	216,531	154,078	40.5
Equity attributable to equity holders of the Company	939,043	847,782	10.8
Total equity	1,010,101	908,111	11.2
     For reasons for changes, please read Section 1(3) in 6.1.2.
     (2) Principal operations by segment and by product under CAS

	Income from	Cost of		Year-on-year	Year-on-year
	principal	principal		change in	change in
	operations	operations		income from	cost of	Increase or
	for the year	for the year		principal	principal	decrease in
	2010	2010	Margin*	operations	operations	margin
	RMB	RMB				Percentage
	million	million	%	%	%	point
Exploration and Production	525,895	263,328	36.1	34.2	21.5	0.7
Refining and Chemicals	657,728	516,927	6.1	33.2	42.8	(2.3)
Marketing	1,128,000	1,062,145	5.7	47.6	50.5	(1.7)
Natural Gas and Pipeline	115,181	89,873	20.9	50.6	66.4	(7.1)
Others	348	113	—	—	—	—
Inter-segment elimination	(997,425)	(995,449)	—	—	—	—
Total	1,429,727	936,937	22.1	44.1	54.6	(3.8)

*	Margin=Profit from principal operations /Income from principal operations
     (3) Principal operations by regions under CAS

	2010	2009	Year-on-year change
Revenue from external customers	RMB million	RMB million	%
Mainland China	1,086,909	790,748	37.5
Other	378,506	228,527	65.6
Total	1,465,415	1,019,275	43.8

	December 31, 2010	December 31, 2009	Year-on-year change
Non-current assets *	RMB million	RMB million	%
Mainland China	1,231,848	1,074,756	14.6
Other	132,421	77,688	70.5
Total	1,364,269	1,152,444	18.4

*	Non-current assets mainly include other non-current assets other than financial instruments and deferred tax assets.

     (4) Principal subsidiaries and associates of the Group

					Amount
			Amount	Amount of	of total
			of total	total	net	Net
	Registered capital		assets	liabilities	assets	profit
	RMB	Shareholding	RMB	RMB	RMB	RMB
Name of company	million	%	million	million	million	million
Daqing Oilfield Company Limited	47,500	100.00	193,753	76,803	116,950	51,560
CNPC Exploration and Development Company Limited	16,100	50.00	107,472	24,678	82,794	13,898
PetroChina Hong Kong Limited	HK$7,592 million	100.00	28,514	9,782	18,732	3,171
PetroChina International Investment Company Limited	31,314	100.00	43,993	10,108	33,885	(78)
Dalian West Pacific Petrochemical Co., Ltd.	US$258 million	28.44	10,373	11,258	(885)	1,160
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	8,039	5,210	2,829	388
China Petroleum Finance Co., Ltd.	5,441	49.00	460,387	438,218	22,169	3,294
Arrow Energy Holdings Pty Ltd.	AUD2	50.00	48,299	13,370	34,929	342
     6.2 Business Prospects
     2011 sees hopes of a recovery of the global economy, which may lead to higher energy demand. Meanwhile, factors like geopolitics and speculative trades could distort demand and supply patterns and bring major uncertainties to the trend of oil prices. Use of energy worldwide will further move towards consumption in an energy-saving, highly efficient, clean and low-carbon mode. The natural gas sector ushers in a period of rapid development. Steady and rapid development of the PRC’s economy will hopefully continue and as a result, energy production and consumption will keep increasing and there exists substantial room for further development of oil and gas industries. The Group will make good use of this strategic opportunity to achieve further development, deal with the various complex situations actively, and maintain steady and rapid growth of its production and operations, working further to keep on developing itself into an integrated international energy company.
     In respect of exploration and production, the Group will continue with the “Peak Growth in Oil and Gas Reserves” Program, endeavour to unearth more sizeable and high quality reserves, organise crude oil production in a scientific manner, and strengthen its dominance in the PRC in respect of upstream operations. As for oil and gas field development, the core work of the Group remains stabilising and increasing daily production per well, supplemented by reinforcing of steady production in existing oilfields, optimising of production methods in new oilfields and organising production in a steady and balanced manner in order to ensure steady but rising production volume of crude oil. Special efforts will be made on natural gas exploration, and great importance will be placed on the exploration of low permeability gas, shale gas, coal seam gas and other non-conventional resources in order to expand the size of resources continuously.
     In respect of refining and chemicals operations, the Group will highlight the market-oriented and profitability-focused principles. The Group will strive to improve competitiveness and profitability of its products, further optimise the allocation of resources, push forward production equipment readjustment, product upgrading and technological improvements and continue to leverage on its integrated and intensive refining and chemicals operations. While stabilising supply on the market, the Group will also keep on raising its efficiency-enhancing ability and expanding its market share. Construction of network terminals and storage and logistics facilities will be accelerated. Work will be done to optimise the structure of transport facilities, strengthen the capacity of logistic support, raise the efficient market share of petrochemical products and enhance the economic efficiency of sale terminals.
     In respect of the sale of refined products, the Group will aim at achieving a good balance among sales volume, price and profitability, setting a reasonable timing strategy on product sales, improving the sale quality, strengthening analysis of market movements and diversifying the sourcing of resources. It will optimise the allocation of resources for refined products, expand market share and enhance the fast and healthy development of sales for refined products.
     In respect of natural gas and pipeline construction, the Group will make coordinating efforts according to market demands to achieve an overall balance between operations in the PRC and abroad and between upstream and downstream operations, giving priority to ensuring the introduction of resources through strategic channels. The Group will strive to strengthen smooth connection between production, transport, sale and storage and ensure safety and the steady supply of gas to urban residents, public utility companies and key industrial users. Meanwhile, efforts will be made to develop sales of natural gas gradually and to launch downstream consumption businesses in an orderly manner regarding products such as city gas and compressed natural gas with a view to achieving secondary value-adding and maximisation of economic efficiency of the natural gas business. The Group will ensure orderly construction and safe and steady operation of pipelines according to scheduled progress by means of strengthening the organisation and implementation of work in a scientific manner.
     In respect of international operations, the Group will continue to expand its international energy co-operation for mutual benefits, speed up exploration of oil and gas overseas and push forward the development of new projects in key locations and aspects, with a view to raising the level of internationalised operation. The Group will expand the scale of international trade and continue with its efforts to further develop overseas oil and gas operation centres. In addition, the Group will build a more competitive international trading structure to enhance the Group’s influence on the international market.
     The Group will put in greater efforts on safety and environment-related work to ensure proper supervision with respect to its new business, new operation aspects and new operation modes, emphasising contractor management in particular. The Group will promote the establishment of risk assessments and emergency response capabilities and improve systems and plans for emergency rescues, and focus on the prevention of overseas terrorism. The Group will also enhance its energy conservation and emission reduction checks and controls at the source, and commence management of benchmark indicators on energy efficiency. The Group will continue promoting clean production, and realise its target of being an environmentally-friendly, internationalised and sustainable company.

     6.3 Risk Factors
     In the course of its production and operations, the Group actively took various measures to avoid and mitigate various types of risks. However, in practice, it may not be possible to prevent all risks and uncertainties completely.
     1. Industry Regulations and Tax Policies Risk
     Like other oil and gas companies in China, the Group’s operating activities are subject to extensive regulations and controls by the PRC Government. These regulations and controls, such as the issuance of exploration and production licences, the imposition of industry-specific taxes and levies and the implementation of environmental policies and safety standards, etc., affect the Group’s operating activities. Any future changes in the PRC governmental policies in respect of oil and gas industry may also affect the Group’s business operations.
     Taxes and levies are one of the major external factors affecting the operations of the Group. The PRC Government has been actively implementing taxation reforms, which may lead to changes in the taxes and levies relating to the operations of the Group, thereby affecting the operating results of the Group.
     2. Price Fluctuations of Oil and Gas Products Risk
     The Group is engaged in a wide range of oil and gas products-related activities and part of its oil and gas products demands are met through external purchases in international markets. The prices of crude oil, refined products and natural gas in the international market are affected by various factors such as changes in global and regional politics and economy, the demand and supply of oil and gas, as well as unexpected events and disputes with international repercussions. The domestic crude oil price is determined with reference to international price of crude oil and the prices of domestic refined products are adjusted by PRC government to reflect the price changes in international crude oil market, and the domestic natural gas prices are prescribed by PRC government. Except for certain subsidiaries, the Group generally do not use derivative financial instruments to manage these price risks.
     3. Foreign Exchange Rate Risk
     The Group conducts its business primarily in Renminbi. Currently, the PRC Government has implemented a regulated floating exchange rate regime based on market supply and demand with reference to a basket of currencies. However, Renminbi is still regulated in capital projects. The exchange rates of Renminbi are affected by domestic and international economic and political changes, and demand and supply for Renminbi. Future exchange rates of Renminbi against other currencies may vary significantly from the current exchange rates, which in turn would affect the operating results and financial position of the Group.

     4. Market Competition Risk
     The Group has distinctive advantages in resources, and is in a leading position in the oil and gas industry in the PRC. At present, major competitors of the Group are other large domestic oil and petrochemical producers and distributors. With the gradual opening up of the domestic oil and petrochemical market, large foreign oil and petrochemical companies have become competitors of the Group in certain regions and segments. The Group has been in a leading position in the exploration and production business and natural gas and pipeline business in China, but the Group is facing relatively keen competition in the refining and chemicals and marketing of refined products businesses.
     5. Uncertainty of the Oil and Gas Reserves Risk
     According to industry characteristics and international practices, both the crude oil and natural gas reserve data disclosed by the Group are estimates only. The Group has engaged internationally recognised valuers to evaluate the crude oil and natural gas reserves of the Group on a regular basis. However, the reliability of reserves estimates depends on a number of factors, assumptions and variables, such as the quality and quantity of technical and economic data, the prevailing oil and gas prices of the Group etc., many of which are beyond the control of the Group and may be adjusted over time. Results of drilling, testing and exploration after the date of the evaluation may also result in revision of the reserves data of the Group to a certain extent.
     6. Hidden Hazards and Force Majeure Risk
     Oil and gas exploration, development, storage and transportation and the production, storage and transportation of refined products and petrochemical products involve certain risks, which may cause unexpected or dangerous event such as personal injuries or death, property damage, environmental damage and disruption to operations, etc. With the expansion of operations scale and area, the hazard risks faced by the Group also increase accordingly. Further, new regulations promulgated by the state in recent years set out higher standard for production safety. The Group has implemented a strict HSE management system and used its best endeavours to avoid the occurrence of accidents. However, the Group cannot completely avoid potential financial losses caused by such contingent incidents. In addition, natural disasters such as earthquake, typhoon, tsunami and emergency public health events may cause losses to the properties and personnel of the Group, and may affect the normal operations of the Group.

     6.4 Use of proceeds from fund raising
     ☑ Applicable     ☐ Not applicable

Total amount of proceeds	In October 2007, the Company issued 4 billion A shares. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million respectively.		Total amount of proceeds used during the reporting period	RMB2,367 million
			Accumulated amount of proceeds used	RMB63,988 million

Committed project	Proposed investment (RMB million)	Modification of the project	Actual investment (RMB million)	Project return	Progress as planned	Achieved expected return

Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	6,840	Achieved expected return	Yes	Yes

Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	5,930	Achieved expected return	Yes	Yes

Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	1,500	Achieved expected return	Yes	Yes

Dushanzi Petrochemical’s projects — processing and refining sulphur-bearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	17,500	Achieved expected return	Yes	Yes

Daqing Petrochemical 1.2 million tons/year ethylene redevelopment and expansion project	6,000	No	3,745	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Total	37,770		35,515

Projects not progressing as planned and not achieving estimated return	—

Projects modified and modification procedures	—

Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.

     6.5 Projects not funded by proceeds from fund raising
     ☑ Applicable ☐ Not applicable

Unit: RMB million
	Total project
Name of project	amount	Progress of project	Project return
Sichuan 10 million tons crude oil per year refinery project	17,000	Principal installation in progress	Evaluations show that the projects meet the Company's return benchmarks. Actual return of the project to be confirmed only upon commissioning.

Sichuan project with an ethylene output of 0.8 million tons per year	22,049	Principal installation in progress

Fushun Petrochemical ethylene expansion project	15,606	Principal installation in progress

Lanzhou-Zhengzhou-Changsha Refined Products Pipeline	11,900	Lanzhou-Zhengzhou section and Zhengzhou-Changsha section north of Yangtze river completed

Second West-East Gas Pipeline	142,243	Khorgas-Huangpi section, Zhongwei-Jingbian branch and Zaoyang-Xiangfan section of Zaoyang-Shiyan branch completed

Total	208,798	—
     6.6 Explanation of the Board of Directors about the Accounting Firm’s “other than standard unqualified opinion”
     ☐ Applicable     ☑ Not applicable
     6.7 Profit Forecast for the Next Fiscal Year
     ☐ Applicable     ☑ Not applicable
     6.8 Profit Distribution Plan from the Board of Directors
     6.8.1 Profit Distribution for the Previous Three Years

Unit: RMB million
	Amount of dividends in	Net profit in respect of the year	Percentage of dividends to
Year	cash (including tax)	declaring dividends*	net profit (%)
2007	65,531	145,625	45.0
2008	51,494	114,431	45.0
2009	46,524	103,387	45.0

*	Net profit was the net profit attributable to equity holders of the Company as reflected in the audited financial statement prepared in accordance with IFRS in respect of the year when dividends were declared.

     6.8.2 Profit Distribution Plan from the Board of Directors
     The Board recommends to pay final dividends of RMB0.18357 per share (inclusive of applicable tax) for the year 2010, based on 45% of the net profit of the Group for the twelve months ended December 31, 2010 after deducting the interim dividends for 2010 paid on October 15, 2010. The proposed final dividends are subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 18, 2011. The final dividends will be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 31, 2011. The register of members of H shares will be closed from May 26, 2011 to May 31, 2011 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:00 p.m. on May 25, 2011. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of May 31, 2011 are eligible for the final dividends.
     In accordance with the relevant provisions of the Company’s Articles of Association, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated on the basis of the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 18, 2011.

7 SIGNIFICANT EVENTS
     7.1 Acquisition of Assets
     ☑  Applicable     ☐  Not applicable

						Unit: RMB million
Counterparty and assets acquired	Date of acquisition	Acquisition price	Net profit contributed to the Group since the date of the acquisition to end of 2010	Net profit contributed to the Group from the beginning of the year to the end of 2010	Whether constitutes connected transaction	Whether ownership of the relevant assets has been fully transferred	Whether contractual rights and obligations have been fully transferred
Acquisition of equity interest in Arrow Energy Limited	August 23, 2010	21,120	111	Not applicable	No	Yes	Yes
     In 2010, CS CSG (Australia) Pty Ltd. (the “Joint Venture Company”) was formed as a joint venture company by PetroChina International Investment Company Limited (a wholly-owned subsidiary of the Group) and Shell Energy Holdings Australia Ltd.. PetroChina International Investment Company Limited holds 50% equity interest in the Joint Venture Company.
     On August 23, 2010, the Joint Venture Company acquired 100% equity interest in Arrow Energy Limited for a total consideration of approximately 3.5 billion Australian Dollars (“AUD”) (approximately RMB 21,120 million), representing AUD4.70 per share of Arrow Energy in cash. The Joint Venture Company has now been renamed as Arrow Energy Holdings Pty Ltd..
     The above transaction did not have any impact on the continuity of operation and management stability of the Group and are advantageous to the future financial position and operating results of the Group.
     7.2 Sale of Assets
     ☑  Applicable     ☐  Not applicable

						Unit: RMB million
Counterparty and assets disposed of	Date of disposal	Disposal price	Net profit contributed to the Group since the beginning of 2010 to the date of disposal	Gain or loss on disposal	Whether constitutes connected transaction	Whether ownership of the relevant assets has been fully transferred	Whether contractual rights and obligations have been fully transferred
Disposal of equity interest in PetroChina Guangxi Oil Storage Limited to CNPC	December 31, 2010	2,113	(30)	130	Yes, refer to valuation	Yes	Yes
     The above transaction did not have any impact on the continuity of operation and management stability of the Group and are advantageous to the future financial position and operating results of the Group.

     7.3 Material Guarantee
     ☐  Applicable     ☑  Not applicable
     The Group has no material guarantee during the current reporting period.
     7.4 Material Connected Transactions
     7.4.1 Connected sales and purchases
     ☑  Applicable     ☐  Not applicable

	Sales of goods and provision of		Purchase of goods and services from
	services to connected party		connected party
		Percentage of the		Percentage of the
	Transaction	total amount of the	Transaction	total amount of the
	amount	type of transaction	amount	type of transaction
Connected party	RMB million	%	RMB million	%
CNPC and its subsidiaries	49,259	3.36	236,931	17.96
Other connected parties	22,384	1.53	12,143	0.92
Total	71,643	4.89	249,074	18.88
     7.4.2 Connected obligatory rights and debts
     ☑  Applicable     ☐  Not applicable

Unit: RMB million
			Funds provided to the Group by
	Funds provided to connected party		connected party
Connected parties	Occurrence amount	Balance	Occurrence amount	Balance
CNPC and its subsidiaries	—	—	(6,336)	75,417
Other connected parties	(68)	—	—	—
Total	(68)	—	(6,336)	75,417
     7.4.3 Utilisation of funds and status of repayment and settlement in 2010
     ☐  Applicable     ☑  Not applicable
     7.4.4 Recourse action proposed by the Board in respect of the repayment and settlement of utilisation of funds for non-operating purpose which was in progress as at the end of 2010
     ☐  Applicable     ☑  Not applicable

     7.5 Entrusted Money Management
     ☐  Applicable     ☑  Not applicable
     7.6 Performance of Commitments
     ☑  Applicable     ☐  Not applicable
     Specific undertakings made by CNPC, the controlling shareholder of the Company, and performance of the undertakings as at December 31, 2010:

Name of Shareholder	Undertaking	Performance of Undertaking
CNPC	According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.	As at December 31, 2010, CNPC had obtained formal land use right certificates in relation to 27,765 out of 28,649 parcels of land and some building ownership certificates for the buildings pursuant to the undertaking in the Restructuring Agreement, but has not completed all of the necessary governmental procedures for the service stations located on collectively-owned land. The use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed.

	According to the Non-Competition Agreement entered into between CNPC	1. Currently, CNPC owns the following businesses which are identical or similar to the core businesses of the Group:
and the Company on March 10, 2000,
	CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another	CNPC has overseas operations in relation to exploration and production of crude oil and natural gas as well as production, storage and transportation of petroleum, chemical and related petroleum products. CNPC has oil and gas exploration and development operations in many overseas countries and regions.
company within or outside the PRC that
	will compete with or lead to competition with the core businesses of the Group. According to the Agreement, CNPC has also granted to the Company pre-emptive	As the laws of the country where ADS are listed prohibit its citizens from directly or indirectly financing or investing in the oil and gas projects in certain countries, CNPC did not inject the overseas oil and gas projects in certain countries to the Company.
rights to transaction with regards to part of
	its assets.	2. Upon the establishment of the Company, CNPC owned five sets of chemical production facilities, namely, an advanced alcohol facility, an acrylonitrile facility, a polybutadiene rubber facility, an acrylic fibre chemical facility and a facility comprising of four styrene units. The advanced alcohol facility has ceased production and the other four sets of facilities have been acquired by the Group.

3. Upon the establishment of the Company, CNPC’s interests in CNPC (Hong Kong) Limited were not injected into the Company, thus the domestic and overseas exploration and production of crude oil and natural gas by CNPC (Hong Kong) Limited constituted competition with the Company to a certain extent. The Company has completed the acquisition of CNPC (Hong Kong) Limited, which has been renamed on March 5, 2010 to Kunlun Energy Limited.

4. Upon the establishment of the Company, CNPC wholly owned or jointly owned with third parties interests in a few service stations. The Company has acquired the refined product sales assets and business (including service stations and oil tanks) owned by CNPC. CNPC has ceased to engage in operations in relation to the marketing of refined products, thereby further reducing the connected transactions and competition with the Company.

	CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”	Selling restrictions on these shares expired on November 8, 2010. CNPC has not violated the relevant undertaking during the reporting period.
     7.7 Material Litigation and Arbitration
     ☐  Applicable     ☑  Not applicable

     7.8 Other Significant Events
     ☑  Applicable     ☐  Not applicable
     7.8.1 Investment in securities
     ☐  Applicable     ☑  Not applicable
     7.8.2 Holding of interest in other listed securities
     ☑  Applicable     ☐  Not applicable
     As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

Unit: HK dollars million
Stock code	Stock short name	Initial Investment amount	Number of shares held (million)	Shareholding (%)	Book value as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
135	KUNLUN ENERGY (1)	742	2,513.92	50.74	742	—	—	Long-term equity investments	Acquisition

Note 1:	The Group held the shares in Kunlun Energy Limited (formerly CNPC (Hong Kong) Limited) through Sun World Limited, its overseas wholly-owned subsidiary. The shares of Kunlun Energy Limited are listed on the Hong Kong Stock Exchange.
     7.8.3 Holding of interest in non-listed financial institutions
     ☑  Applicable     ☐  Not applicable

							Unit: RMB million
Name of investment target	Initial investment amount	Number of shares held (million)	Share- holding (%)	Book values as at the end of the year	Profit or loss in the reporting period	Change in equity in the reporting period	Classification in accounts	Source of shareholding
China Petroleum Finance Co., Ltd.	9,917	2,666.00	49	11,212	965	(84)	Long-term equity investment	Injection of capital
     In 2010, the Company paid a cash consideration of RMB9,618 million for subscription of new registered capital of RMB2,441 million in China Petroleum Finance Co., Ltd.. The balance of RMB7,177 million was accounted into the capital surplus of China Petroleum Finance Co., Ltd.. The shareholding of the Company in China Petroleum Finance Co., Ltd. increased from 7.5% to 49.0%. China Petroleum Finance Co., Ltd. is recorded using the equity method of accounting in the Company’s financial statements.
     7.8.4 Sale and purchase of other listed companies
     ☐  Applicable     ☑  Not applicable

     7.8.5 Issuance of medium-term notes

Date of issue	Amount (RMB million)	Term (years)	Annual interest rate
February 5, 2010	11,000	7	4.60%
May 19, 2010	20,000	7(1)	3.97%
May 19, 2010	20,000	5	3.97%

Note 1:	The medium-term notes has a term of 7 years, with an option to determine the interest rate for the issuer and a put option for the investors at the end of the fifth year.
     7.9 Events after the Balance Sheet Date
     ☑  Applicable     ☐  Not applicable
     On January 31, 2011, PetroChina International (London) Company Limited (“PCI”), a wholly-owned subsidiary of the Group, has submitted a conditional binding and irrevocable offer to INEOS European Holdings Limited and INEOS Investments International Limited (together, the “Sellers”), two wholly-owned subsidiaries of British petrochemical conglomerate INEOS Group Holdings plc, for the establishment of joint ventures in Europe engaged in trading and refining activities .
     The cash consideration PCI proposes to offer for the shares in the joint ventures in total is US$1,015 million in accordance with the terms of the draft acquisition agreement.
     The proposed transaction is subject to a number of conditions and acceptance by the Sellers. Accordingly, the proposed transaction may or may not proceed.

8 REPORT OF THE SUPERVISORY COMMITTEE
     The Supervisory Committee is of the opinion that the Company’s operation is in compliance with law. It is satisfied with the Company’s financial position, use of proceeds of fund raising, acquisition and disposal of assets and connected transactions.

9 FINANCIAL STATEMENTS
     9.1 Auditors’ Opinion

Financial Statements	☐ Unaudited	☑ Audited
Auditors’ opinion	☑ Standard unqualified opinion	☐ Other than standard unqualified opinion

     9.2 The Balance Sheets, Income Statements, Cash Flow Statements and Changes in Equity, with Comparatives
     9.2.1 Financial statements prepared in accordance with IFRS
     1. Consolidated Statement of Comprehensive Income

		2010	2009
	Notes	RMB million	RMB million
TURNOVER	(i)	1,465,415	1,019,275

OPERATING EXPENSES
Purchases, services and other		(795,525)	(492,472)
Employee compensation costs		(83,304)	(65,977)
Exploration expenses, including exploratory dry holes		(22,963)	(19,398)
Depreciation, depletion and amortisation		(113,209)	(92,259)
Selling, general and administrative expenses		(74,239)	(65,423)
Taxes other than income taxes		(184,209)	(135,465)
Other expenses, net		(4,189)	(4,837)

TOTAL OPERATING EXPENSES		(1,277,638)	(875,831)

PROFIT FROM OPERATIONS		187,777	143,444

FINANCE COSTS
Exchange gain		1,685	552
Exchange loss		(2,857)	(1,335)
Interest income		1,983	1,459
Interest expense		(6,321)	(5,272)

TOTAL NET FINANCE COSTS		(5,510)	(4,596)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES		7,038	1,184

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	189,305	140,032
INCOME TAX EXPENSE	(iii)	(38,513)	(33,473)

PROFIT FOR THE YEAR		150,792	106,559

OTHER COMPREHENSIVE INCOME:
Currency translation differences		2,687	(3,500)
Fair value gain from available-for-sale financial assets		114	191
Income tax relating to components of other comprehensive income		(5)	(38)

OTHER COMPREHENSIVE INCOME/ (LOSS), NET OF TAX		2,796	(3,347)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		153,588	103,212

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		139,992	103,387
Non-controlling interest		10,800	3,172

		150,792	106,559

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		143,186	102,067
Non-controlling interest		10,402	1,145

		153,588	103,212

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.76	0.56

     2. Consolidated Statement of Financial Position

		2010	2009
	Notes	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,238,599	1,075,467
Investments in associates and jointly controlled entities		64,137	28,223
Available-for-sale financial assets		1,979	2,343
Advance operating lease payments		36,155	30,236
Intangible and other assets		25,453	18,017
Deferred tax assets		284	289
Time deposits with maturities over one year		3,488	1,330

TOTAL NON-CURRENT ASSETS		1,370,095	1,155,905

CURRENT ASSETS
Inventories		134,888	114,781
Accounts receivable	(vi)	45,005	28,785
Prepaid expenses and other current assets		51,822	59,595
Notes receivable		5,955	4,268
Time deposits with maturities over three months but within one year		3,013	29
Cash and cash equivalents		45,709	86,925

TOTAL CURRENT ASSETS		286,392	294,383

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	270,191	204,739
Income taxes payable		22,169	9,721
Other taxes payable		35,108	25,242
Short-term borrowings		102,268	148,851

TOTAL CURRENT LIABILITIES		429,736	388,553

NET CURRENT LIABILITIES		(143,344)	(94,170)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,226,751	1,061,735

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		499,288	424,067
Reserves		256,617	240,135

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		938,926	847,223
Non-controlling interest		71,203	60,478

TOTAL EQUITY		1,010,129	907,701

NON-CURRENT LIABILITIES
Long-term borrowings		131,352	85,471
Asset retirement obligations		60,364	44,747
Deferred tax liabilities		21,515	21,449
Other long-term obligations		3,391	2,367

TOTAL NON-CURRENT LIABILITIES		216,622	154,034

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,226,751	1,061,735

     3. Consolidated Statement of Cash Flows

	2010	2009
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the year	150,792	106,559
Adjustments for:
Income tax expense	38,513	33,473
Depreciation, depletion and amortisation	113,209	92,259
Capitalised exploratory costs charged to expense	10,714	10,019
Share of profit of associates and jointly controlled entities	(7,038)	(1,184)
Reversal of provision for impairment of receivables, net	(174)	(123)
Write down in inventories, net	197	354
Impairment of available-for-sale financial assets	4	2
Impairment of investments in associates and jointly controlled entities	—	8
Loss on disposal of property, plant and equipment	2,822	1,642
(Gain)/ loss on disposal of intangible and other assets	(6)	10
Loss/ (gain) on disposal of investments in associates and jointly controlled entities	3	(33)
Gain on disposal of available-for-sale financial assets	(8)	(4)
Loss/ (gain) on disposal of subsidiaries	23	(22)
Dividend income	(165)	(177)
Interest income	(1,983)	(1,459)
Interest expense	6,321	5,272
Advance payments on long-term operating leases	(8,110)	(6,045)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(10,105)	16,240
Inventories	(20,004)	(20,044)
Accounts payable and accrued liabilities	61,850	41,637

CASH FLOWS GENERATED FROM OPERATIONS	336,855	278,384
Income taxes paid	(26,169)	(16,412)

NET CASH FLOWS FROM OPERATING ACTIVITIES	310,686	261,972

	2010	2009
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(259,120)	(257,562)
Acquisition of investments in associates and jointly controlled entities	(32,052)	(1,487)
Acquisition of available-for-sale financial assets	(73)	(111)
Acquisition of intangible assets and other non-current assets	(5,062)	(3,505)
Purchase of non-controlling interest	(411)	(533)
Acquisition of subsidiaries	(1,389)	(16,451)
Proceeds from disposal of property, plant and equipment	722	4,053
Proceeds from disposal of investments in associates and jointly controlled entities	136	139
Proceeds from disposal of subsidiaries	2,082	60
Proceeds from disposal of available-for-sale financial assets	76	136
Proceeds from disposal of intangible and other non-current assets	127	26
Interest received	1,938	1,425
Dividends received	7,065	783
(Increase)/ decrease in time deposits with maturities over three months	(5,231)	11,574

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(291,192)	(261,453)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(227,677)	(113,212)
Repayments of long-term borrowings	(43,855)	(7,947)
Interest paid	(6,746)	(5,238)
Dividends paid to non-controlling interest	(2,955)	(2,425)
Dividends paid to owners of the Company	(53,198)	(50,092)
Increase in short-term borrowings	190,194	157,576
Increase in long-term borrowings	80,828	67,880
Capital contribution from non-controlling interest	5,118	7,098
Capital reduction of subsidiaries	(2,368)	(671)
(Decrease)/ increase in other long-term obligations	(285)	108

NET CASH FLOWS (USED FOR)/ FROM FINANCING ACTIVITIES	(60,944)	53,077

TRANSLATION OF FOREIGN CURRENCY	234	179

(Decrease)/ increase in cash and cash equivalents	(41,216)	53,775
Cash and cash equivalents at beginning of the year	86,925	33,150

Cash and cash equivalents at end of the year	45,709	86,925

     4. Selected notes from the financial statements prepared in accordance with IFRS
     (i) TURNOVER
     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas.
     (ii) PROFIT BEFORE INCOME TAX EXPENSE

	2010	2009
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited	165	177
Dividend income from available-for-sale financial assets	165	177
Reversal of provision for impairment of receivables	210	240
Reversal of write down in inventories	42	23
Government grants	1,599	1,097
Charged	2,318	2,153
Amortisation on intangible and other assets	2,318	2,153
Auditors’ remuneration	74	80
Cost of inventories recognised as expense	947,246	613,702
Provision for impairment of receivables	36	117
Loss on disposal of property, plant and equipment	2,822	1,642
Operating lease expenses	7,803	7,367
Research and development expenses	11,840	9,887
Write down in inventories	239	377
     (iii) INCOME TAX EXPENSE

	2010	2009
	RMB million	RMB million
Current taxes	38,617	24,862
Deferred taxes	(104)	8,611
	38,513	33,473

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010.

     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2010	2009
	RMB million	RMB million
Profit before income tax expense	189,305	140,032

Tax calculated at a tax rate of 25%	47,326	35,008
Prior year tax return adjustment	(878)	(2,216)
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	383	1,820
Effect of preferential tax rate	(8,713)	(5,502)
Effect of change in statutory income tax rates on deferred taxes	(346)	(184)
Tax effect of income not subject to tax	(2,651)	(1,140)
Tax effect of expenses not deductible for tax purposes	3,392	5,687

Income tax expense	38,513	33,473

     (iv) BASIC AND DILUTED EARNINGS PER SHARE
     Basic and diluted earnings per share for the year ended December 31, 2010 and December 31, 2009 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.
     There are no potentially dilutive ordinary shares.
     (v) DIVIDENDS

	2010	2009
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2010 (a)	29,399	—
Proposed final dividends attributable to owners of the Company for 2010 (b)	33,597	—
Interim dividends attributable to owners of the Company for 2009 (c)	—	22,725
Final dividends attributable to owners of the Company for 2009 (d)	—	23,799

	62,996	46,524

(a)	Interim dividends attributable to owners of the Company in respect of 2010 of RMB0.16063 yuan per share amounting to a total of RMB29,399 million and were paid on October 15, 2010.
(b)	At the twelfth meeting of the Fourth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2010 of RMB0.18357 yuan per share amounting to a total of RMB33,597 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2011 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2009 of RMB0.12417 yuan per share amounting to a total of RMB22,725 million and were paid on October 16, 2009.
(d)	Final dividends attributable to owners of the Company in respect of 2009 of RMB0.13003 yuan per share amounting to a total of RMB23,799 million were paid on June 30, 2010.
(e)	Final dividends attributable to owners of the Company in respect of 2008 of RMB0.14953 yuan per share amounting to a total of RMB27,367 million were paid on June 19, 2009.

     (vi) ACCOUNTS RECEIVABLE

	December 31, 2010	December 31, 2009
	RMB million	RMB million
Accounts receivable	46,057	30,909
Less: Provision for impairment of receivables	(1,052)	(2,124)

	45,005	28,785

     The aging analysis of accounts receivable (net of impairment of accounts receivable) at December 31, 2010 and December 31, 2009 is as follows:

	December 31, 2010	December 31, 2009
	RMB million	RMB million
Within 1 year	44,689	28,561
Between 1 and 2 years	177	106
Between 2 and 3 years	45	80
Over 3 years	94	38

	45,005	28,785

     (vii) ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2010	December 31, 2009
	RMB million	RMB million
Trade payables	97,361	62,840
Advances from customers	29,099	21,193
Salaries and welfare payable	5,696	5,105
Accrued expenses	332	31
Dividends payable by subsidiaries to non-controlling shareholders	199	105
Interest payable	2,545	1,448
Construction fee and equipment cost payables	111,654	93,920
Other payables	23,305	20,097

	270,191	204,739

     Other payables consist primarily of customer deposits.
     The aging analysis of trade payables at December 31, 2010 and 2009 is as follows:

	December 31, 2010	December 31, 2009
	RMB million	RMB million
Within 1 year	93,240	60,420
Between 1 and 2 years	2,951	1,404
Between 2 and 3 years	475	505
Over 3 years	695	511

	97,361	62,840

     (viii) SEGMENT INFORMATION
     The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

     The segment information for the operating segments for the years ended December 31, 2010 and 2009 is presented below:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Other	Total
2010	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	544,884	664,773	1,134,534	117,043	1,606	2,462,840
Less: Intersegment sales	(414,774)	(508,599)	(61,987)	(11,601)	(464)	(997,425)

Turnover from external customers	130,110	156,174	1,072,547	105,442	1,142	1,465,415

Depreciation, depletion and amortisation	(75,991)	(16,302)	(8,232)	(11,613)	(1,071)	(113,209)
Profit/ (loss) from operations	153,703	7,847	15,956	20,415	(10,144)	187,777

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Other	Total
2009	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	405,326	501,300	768,295	77,658	1,372	1,753,951
Less: Intersegment sales	(308,649)	(381,522)	(35,489)	(8,756)	(260)	(734,676)

Turnover from external customers	96,677	119,778	732,806	68,902	1,112	1,019,275

Depreciation, depletion and amortisation	(64,595)	(11,824)	(7,088)	(7,694)	(1,058)	(92,259)
Profit/ (loss) from operations	105,019	17,308	13,265	19,046	(11,194)	143,444

     9.2.2 Financial statements prepared in accordance with CAS
          (1) Consolidated and Company Balance Sheets

	Unit: RMB million

	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	52,210	88,284	28,336	66,888
Notes receivable	5,955	4,268	9,500	9,704
Accounts receivable	45,005	28,785	5,374	3,314
Advances to suppliers	37,935	36,402	24,809	20,120
Other receivables	5,837	4,815	31,942	17,217
Inventories	134,888	114,781	106,540	93,740
Other current assets	8,050	18,378	5,483	11,580

Total current assets	289,880	295,713	211,984	222,563

Non-current assets
Available-for-sale financial assets	1,935	2,296	517	982
Long-term equity investments	63,546	27,562	201,422	146,364
Fixed assets	408,041	331,473	325,278	262,421
Oil and gas properties	590,484	519,459	398,115	355,038
Construction in progress	229,798	212,739	167,245	167,362
Construction materials	9,983	12,169	8,741	11,044
Intangible assets	37,221	30,622	28,381	23,468
Goodwill	3,068	2,818	119	119
Long-term prepaid expenses	17,247	14,952	14,533	12,696
Deferred tax assets	284	289	—	—
Other non-current assets	4,881	650	316	286

Total non-current assets	1,366,488	1,155,029	1,144,667	979,780

TOTAL ASSETS	1,656,368	1,450,742	1,356,651	1,202,343

	December 31,	December 31,	December 31,	December 31,
LIABILITIES AND	2010	2009	2010	2009
SHAREHOLDERS' EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	97,175	74,622	100,593	77,339
Notes payable	3,039	2,002	443	21
Accounts payable	209,015	156,760	129,794	101,135
Advances from customers	29,099	21,193	20,505	15,043
Employee compensation payable	5,696	5,105	4,552	4,303
Taxes payable	57,277	34,963	44,923	24,281
Other payables	19,845	17,125	14,236	12,636
Current portion of non-current liabilities	5,093	14,229	2,122	13,884
Other current liabilities	3,497	62,554	2,462	61,354

Total current liabilities	429,736	388,553	319,630	309,996

Non-current liabilities
Long-term borrowings	33,578	36,506	19,429	14,672
Debentures payable	97,774	48,965	97,500	48,500
Provisions	60,364	44,747	41,048	29,137
Deferred tax liabilities	21,424	21,493	6,494	8,219
Other non-current liabilities	3,391	2,367	2,697	1,975

Total non-current liabilities	216,531	154,078	167,168	102,503

Total liabilities	646,267	542,631	486,798	412,499

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	115,845	116,379	127,987	128,041
Special reserve	8,491	8,075	5,963	6,020
Surplus reserves	138,637	125,447	127,537	114,347
Undistributed profits	494,146	419,046	425,345	358,415
Currency translation differences	(1,097)	(4,186)	—	—

Equity attributable to equity holders of the Company	939,043	847,782	869,853	789,844

Minority interest	71,058	60,329	—	—

Total shareholders’ equity	1,010,101	908,111	869,853	789,844

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,656,368	1,450,742	1,356,651	1,202,343

          (2) Consolidated and Company Income Statements

		Unit: RMB million

		2010	2009	2010	2009
Items		The Group	The Group	The Company	The Company
Operating income		1,465,415	1,019,275	982,797	722,571
Less:	Cost of sales	(970,209)	(633,100)	(648,705)	(447,958)
	Tax and levies on operations	(177,666)	(129,756)	(138,754)	(107,386)
	Selling expenses	(57,655)	(48,210)	(46,126)	(39,607)
	General and administrative expenses	(63,417)	(57,213)	(46,123)	(42,212)
	Finance expenses	(6,017)	(5,192)	(5,477)	(4,207)
	Asset impairment losses	(4,408)	(2,448)	(4,304)	(2,264)
Add:	Investment income	7,043	1,409	56,056	38,637

Operating profit		193,086	144,765	149,364	117,574

Add:	Non-operating income	4,162	3,681	2,489	2,974
Less:	Non-operating expenses	(8,054)	(8,679)	(6,996)	(7,272)

Profit before taxation		189,194	139,767	144,857	113,276

Less:	Taxation	(38,519)	(33,389)	(12,960)	(13,468)

Net profit		150,675	106,378	131,897	99,808

Attributable to:
Equity holders of the Company		139,871	103,173	131,897	99,808
Minority interest		10,804	3,205	—	—
Earnings per share
Basic earnings per share (RMB Yuan)		0.76	0.56	0.72	0.55
Diluted earnings per share (RMB Yuan)		0.76	0.56	0.72	0.55

Other comprehensive income/ (loss)		2,796	(3,347)	16	81

Total comprehensive income		153,471	103,031	131,913	99,889
Attributable to:
Equity holders of the Company		143,065	101,853	131,913	99,889
Minority interest		10,406	1,178	—	—

          (3) Consolidated and Company Cash Flow Statements

	Unit: RMB million

	2010	2009	2010	2009
Items	The Group	The Group	The Company	The Company
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,699,461	1,190,291	1,150,119	839,937
Refund of taxes and levies	616	2,212	616	2,212
Cash received relating to other operating activities	5,123	3,375	8,558	17,148

Sub-total of cash inflows	1,705,200	1,195,878	1,159,293	859,297

Cash paid for goods and services	(957,898)	(603,992)	(626,780)	(427,813)
Cash paid to and on behalf of employees	(82,737)	(67,310)	(62,136)	(50,343)
Payments of taxes and levies	(270,819)	(191,803)	(205,032)	(137,235)
Cash paid relating to other operating activities	(74,950)	(64,756)	(59,116)	(75,606)

Sub-total of cash outflows	(1,386,404)	(927,861)	(953,064)	(690,997)

Net cash flows from operating activities	318,796	268,017	206,229	168,300

Cash flows from investing activities
Cash received from disposal of investments	2,294	11,909	152	11,872
Deregistration of wholly owned subsidiaries to branches	—	—	13	25
Cash received from returns on investments	9,003	2,208	56,717	44,229
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	849	4,079	552	3,338

Sub-total of cash inflows	12,146	18,196	57,434	59,464

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(272,292)	(267,112)	(194,684)	(201,776)
Cash paid to acquire investments	(39,156)	(18,582)	(57,002)	(11,516)

Sub-total of cash outflows	(311,448)	(285,694)	(251,686)	(213,292)

Net cash flows from investing activities	(299,302)	(267,498)	(194,252)	(153,828)

Cash flows from financing activities
Cash received from capital contributions	5,118	7,098	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	5,118	7,098	—	—
Cash received from borrowings	271,022	225,456	191,536	169,040
Cash received relating to other financing activities	297	398	210	373

Sub-total of cash inflows	276,437	232,952	191,746	169,413

Cash repayments of borrowings	(271,532)	(121,159)	(186,112)	(82,787)
Cash payments for interest expenses and distribution of dividends or profits	(62,899)	(57,755)	(58,703)	(55,715)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(2,955)	(2,425)	—	—
Capital reduction of subsidiaries	(2,368)	(671)	—	—
Cash payments relating to other financing activities	(582)	(290)	(460)	(254)

Sub-total of cash outflows	(337,381)	(179,875)	(245,275)	(138,756)

Net cash flows from financing activities	(60,944)	53,077	(53,529)	30,657

Effect of foreign exchange rate changes on cash and cash equivalents	234	179	—	—

Net (decrease) / increase in cash and cash equivalents	(41,216)	53,775	(41,552)	45,129

Add: Cash and cash equivalents at beginning of the period	86,925	33,150	66,888	21,759

Cash and cash equivalents at end of the period	45,709	86,925	25,336	66,888

          (4) Consolidated Statement of Changes in Equity

	Unit: RMB million
	Shareholders' equity attributable to the Company
					Undist-	Currency		Total
	Share	Capital	Special	Surplus	ributed	translation	Minority	shareholders'
Items	capital	surplus	reserves	reserves	profit	differences	interest	equity
Balance at January 1, 2009	183,021	115,514	—	122,216	373,666	(2,726)	56,748	848,439

Changes in the year of 2009
Total comprehensive income	—	140	—	—	103,173	(1,460)	1,178	103,031
Special reserve -Safety Fund Transferred from surplus reserves	—	—	6,750	(6,750)	—	—	—	—
Appropriation	—	—	3,605	—	—	—	3	3,608
Utilisation	—	—	(2,280)	—	2,280	—	—	—
Profit distribution Appropriation to surplus reserves	—	—	—	9,981	(9,981)	—	—	—
Distribution to shareholders	—	—	—	—	(50,092)	—	(2,358)	(52,450)
Other equity movement Acquisition of subsidiaries	—	(248)	—	—	—	—	590	342
Purchase of minority interest in subsidiaries	—	(179)	—	—	—	—	(354)	(533)
Capital contribution from minority interest	—	1,158	—	—	—	—	5,940	7,098
Capital reduction of subsidiaries	—	—	—	—	—	—	(1,354)	(1,354)
Other	—	(6)	—	—	—	—	(64)	(70)

Balance at December 31, 2009	183,021	116,379	8,075	125,447	419,046	(4,186)	60,329	908,111

Balance at January 1, 2010	183,021	116,379	8,075	125,447	419,046	(4,186)	60,329	908,111

Changes in the year of 2010
Total comprehensive income	—	105	—	—	139,871	3,089	10,406	153,471
Special reserve -Safety Fund Appropriation	—	—	4,121	—	—	—	27	4,148
Utilisation	—	—	(3,705)	—	1,016	—	(10)	(2,699)
Profit distribution Appropriation to surplus reserves	—	—	—	13,190	(13,190)	—	—	—
Distribution to shareholders	—	—	—	—	(53,198)	—	(2,995)	(56,193)
Other equity movement Acquisition of subsidiaries	—	(572)	—	—	—	—	967	395
Purchase of minority interest in subsidiaries	—	(87)	—	—	—	—	(324)	(411)
Capital contribution from minority interest	—	3	—	—	—	—	5,115	5,118
Capital reduction of subsidiaries	—	—	—	—	—	—	(2,368)	(2,368)
Disposal of subsidiaries	—	—	—	—	—	—	(47)	(47)
Other	—	17	—	—	601	—	(42)	576

Balance at December 31, 2010	183,021	115,845	8,491	138,637	494,146	(1,097)	71,058	1,010,101

     9.3 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report
     ☐ Applicable       ☑ Not applicable
     9.4 Nature, Corrected Amount, Reason and Impact of Material Accounting Error
     ☐ Applicable       ☑ Not applicable
     9.5 Changes in the Scope of Consolidation as Compared with those for Last Annual Report
     ☐ Applicable       ☑ Not applicable

10 REPURCHASE, SALE OR REDEMPTION OF SECURITIES
     The Group did not sell any other securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the twelve months ended December 31, 2010.

11 COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS
     The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 of the HKEx Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code in the reporting period.

12 COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
     The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the HKEx Listing Rules applicable for the twelve months ended December 31, 2010.

13 AUDIT COMMITTEE
     The Audit Committee of the Company formed pursuant to Appendix 14 of the HKEx Listing Rules comprises Mr Franco Bernabè, Mr Chee-Chen Tung, Mr Cui Junhui and Mr Wang Guoliang. The main responsibilities of the Audit Committee are the review and monitoring of the financial reporting and the internal control mechanism of the Group and giving advice to the Board of Directors. The Audit Committee of the Company has reviewed and confirmed the results announcement for the twelve months ended December 31, 2010 and the 2010 Annual Report.
     The figures in respect of the results announcement of the Group for the year ended December 31, 2010 have been agreed by the Company’s auditors to the amounts set out in the Group’s audited consolidated financial statements for the twelve months ended December 31, 2010.
By Order of the Board of Directors
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, the PRC
March 17, 2011
     As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
     This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.
     This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.